

August 29, 2012

<u>Via E-mail</u>
Theodore Gazulis
Chief Financial Officer
Resolute Energy Corporation
1675 Broadway, Suite 1950
Denver, Colorado 80202

> **Re: Resolute Energy Corporation**
> **Form 10-K for Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 001-34464**

Dear Mr. Gazulis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Items 1 and 2 – Business and Properties, page 1</u>

1.   Please refer to the following sentence on page 1: "In Items 1 and 2 of this Annual Report on Form 10-K, unless the context indicates otherwise, references to 'Resolute' or the 'Company' refer to Predecessor Resolute (as defined in Business and Properties—Company History) for all periods prior to September 25, 2009 and Resolute Energy Corporation and its subsidiaries for all periods thereafter." Although there is no section captioned, "Company History," we note that you define these terms and the terms, "Resolute Transaction" and "Predecessor Resolute," in Note 1 to your consolidated financial statements. To the extent that you continue to use defined terms in your filings, please ensure that you direct the reader to the appropriate place where you provide definitions.

Estimated Net Proved Reserves, page 8

2.   We note you converted your proved undeveloped reserves ("PUDs") to proved developed reserves at a rate of approximately 5% in 2011 and 2% in 2010. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUDs. Please tell us about your development plans in sufficient detail to explain how you intend to convert your PUDs within five years from booking considering your recent conversion rates.

3.   We note that your PUDs decreased from 30.4 MMBoe at December 31, 2010 to 27.9 MMBoe at December 31, 2011. The causes of the change in your PUDs beyond the development of 1.6 MMBoe is not readily apparent from the disclosure provided. Please expand your disclosure to identify and explain any other factors that caused a change in your PUDs during the year. Refer to 1203(b) of Regulation S-K.

Acreage, page 12

4.   We note the disclosure per page 12 of your filing which indicates that approximately 25% of your total net undeveloped acreage (i.e., 131,676 acres) may expire by December 31, 2013 (i.e., 3,800 acres in 2012 and 29,200 acres in 2013). If applicable, please tell us whether delay rentals are available for these expiring tracts and whether the related fees are material. In addition, please tell us about the nature of the capitalized costs associated with the expiring acreage.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Alexandra Ledbetter at (202) 551-3317 or, in her absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director